Exhibit 99.6

Earnings Call 2

EARNINGS CALL 2

Q1 FY 2015 Results

July 11, 2014

CORPORATE PARTICIPANTs

S.D. Shibulal

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Srikantan Moorthy

Head – Human Resources and Executive Vice President

Mohit Joshi

Head – Financial Services and Executive Vice President

Sandeep Dadlani

Head – Retail, CPG and Logistics and Executive Vice President

ANALYSTS

Moshe Katri

Cowen

Joseph Foresi

Janney Capital Markets

Ed Caso

Wells Fargo

Keith Bachman

Bank of Montreal

Anantha Narayan

Credit Suisse

Shivam Gupta

Equirus Securities

James Friedman

SIG

Shashi Bhushan

Prabhudas Lilladher

Trip Chowdhry

Global Equities Research

Moderator

Ladies and Gentlemen, good day, and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Sandeep Mahindroo. Thank you. And over to you, sir.

Sandeep Mahindroo

Hello everyone. I am Sandeep from the Investor Relations team in Bangalore. Welcome to Infosys Q1 15 Earnings Call. Joining us today on this call is CEO and M.D. – S.D. Shibulal; COO – Pravin Rao; CFO – Rajiv Bansal and other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter before opening up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good morning everyone. Let me give you some highlights of our performance in Q1 FY15 and what we see ahead for the rest of the year. Our revenue growth for the quarter was 2% on reported basis and 1.5% on a constant currency basis. Volumes grew by 2.9% with onsite volumes growing by 2.2% and offshore volume by 3.2%. Realization for the quarter was down by 0.4% on a reported basis and 0.8% on a constant currency basis. Pricing remains stable across most areas except for commoditized services and large deals which are price-sensitive segments. Onsite effort mix for the quarter was 29.2%, fairly similar to 29.4% last quarter.

Our initiatives over the last few quarters to optimize our operations resulted in our utilization excluding trainees moving up to 80.1% this quarter in line with our targeted range of 80% to 82%. Utilization including trainees also increased to 74.7%. Client addition was strong in Q1; we added 61 new clients in Q1.

We added 11,500 employees gross with a net addition of 879 employees in Q1. Our attrition continued to be a matter of concern. We have taken a number of steps to reduce attrition. We have improved our predictability for employees by giving timely compensation increases this year. We have introduced a quarterly promotion cycle to promote eligible employees quickly. We have increased the variable payout over the last few quarters. We have introduced a fast track career path for high performers. We hope to see a reduction in attrition as a result of these initiatives.

Our operating margin for the quarter was 25.1% as compared to 25.5% last quarter. EPS for the quarter was 84 cents lower than Q4 last year, due to the impact of compensation increases, rupee appreciation and investment in new visas. We also paid out $8 mn to Infosys Foundation as part of our CSR commitment. As mentioned in the last call, we have given compensation increase of 6%-7% for our offshore employees and 1%-2% for our onsite employees effective April 1st.

During Q1, we signed five large deals with TCV of 700 mn – three deals were in Americas, one each in Europe and Rest of the World. Two deals were in Manufacturing while one each was in Financial Services, Retail and Life Sciences. Majority of our large deal pipeline continues to be more around restructuring of existing IT spend of our clients.

We saw another quarter of traction in Cloud, Big Data and Infrastructure Services with 20 new engagements. Our IMS business had a very strong double-digit growth this quarter as the deals won in earlier quarters ramped up. We set up EdgeVerve Systems Limited, a wholly owned subsidiary of Infosys. EdgeVerve will help clients serve the needs of their digital consumers and leverage the power of business ecosystems. EdgeVerve develops and operates cloud hosted business platforms and products for our global clients across geos and verticals offering these on a ‘pay-as-you-use service.’

Overall demand environment remains largely stable. Based on what we have delivered in Q1 and our expectation for the rest of the year, we have retained the revenue guidance at 7% to 9% for FY15.

As you know, this will be the last time I will be speaking on this platform. I took over in August 2011 amidst a very challenging environment. Infosys was faced with several external and internal challenges during that period. Externally, we were just coming out of an economic crisis and macroeconomic conditions were uncertain and volatile. Our clients were tentative and the decision cycles were longer. Internally, we were faced with a number of Infosys-specific challenges. On the legal and regulatory front, we were dealing with employee retaliation cases, investigation by the U.S. Attorneys’ Office and US Department of Homeland Security relating to visa matters. We were faced with trailing business momentum at the same time. We had not applied for adequate visas in FY12, which resulted in shortage of onsite talent in FY13. This led us to hiring large number of people onsite as well as increasing our subcontractors cost resulting in a reduction in our margins. We needed to relook and revamp our compliance procedures as a part of the investigation from the government. We were also in the midst of the 3.0 transformation, which required us to put new organizational structures in place.

Today, these challenges are behind us. In FY14 we completed a civil settlement that concluded the investigation by the U.S. Attorneys’ Office and the US Department of Homeland Security. A US Court dismissed the lawsuit filed by the employee. All other lawsuits are dismissed or settled. We have aggressively moved ahead in our strategic direction. Our Infosys 3.0 transformation is complete and well understood. We renewed our focus on strategic sourcing deals to regain lost ground in the BITS space. We made a strategic acquisition of Lodestone to increase our presence in Consulting in Europe.

We doubled our revenue growth rate in FY14 compared to FY13. We grew by 5.8% in FY13 and 11.5% in FY14. We reduced the GAAP between our growth rate and the industry growth rate considerably in FY14.

I firmly believe that Infosys today is stronger than what it was a few years back. We are investing in emerging areas like Infrastructure Services, Emerging Technologies and newer markets like Continental Europe. Through all this, we have established a foundation which will take Infosys to greater heights. I wish Vishal and his team the very best in capitalizing on the opportunities that lie ahead.

Before I sign off, I would like to take this opportunity to thank all of you for your continuous support, trust and affection that you have extended to us over the years. I would like to take this opportunity to thank our clients, employees, vendors and other stakeholders. I have enjoyed my interactions with all of you over the years and learned immensely from them. Once again thank you for the same.

With that, let me pass on to Pravin to give a color on the business segments.

Pravin Rao

Thank you, Shibu. Hello, everyone. I will take you through the various business segments.

In Financial Services, risk and compliance, infrastructure modernization, digital enterprise, and vendor consolidation are the key spending drivers. In capital markets, there is a huge focus to cut mid and back office costs. Banks are increasingly looking at innovative deals like converting capex to opex or deals with committed savings. Spending challenges remain for US banks with many discretionary projects being placed on hold or cancelled altogether. As a result, growth is expected to be muted in both consumer and commercial banking for large banks, although wealth and investment management are expected to grow. Client spending in Europe is however stable. Overall deal activity in this sector is slightly better than last quarter.

Insurance sector spend is more in the areas of regulatory compliance and digital transformation. We are also witnessing increased spend in security in cards and payment segment. Though the growth in Q1 was flat, we had a better pipeline exiting the quarter compared to the beginning of the quarter with new deals having come up for rebids. Spending in the sector is mostly in the areas of annuity testing, maintenance and legacy migration.

Spend in Retail and CPG is a mixed bag. Retailers are spending on omni-channel, Cloud, digital transformation and infrastructure optimization. CPG companies are investing in core modules of SAP and areas like trade promotion management. Budgets are under pressure and focus on increasing ROI is high. Leadership changes in a few clients have slowed down decision making but also providing newer opportunities as client seek newer delivery models. Deal pipeline in the vertical has improved on the back of creating deals proactively and taking them to the client.

Business momentum remains stable in Manufacturing. We see demand in ERP-led transformation, digital transformation, analytics, infrastructure management and so on. Spending in auto is healthy, under pressure in aerospace and flattish in both hi-tech and industrial manufacturing. Discretionary spending remains low in some of our large hi-Tech clients. In Americas, we are seeing deals around both discretionary and non-discretionary spend while in Europe spend is more towards consolidation and renewal of old contracts. Deal pipeline is better in Europe especially in infrastructure deals while the decision cycles remain similar to last quarter.

In telecom, clients continue to grapple with top line challenges which are causing significant budget cuts in some of our large clients. Consolidation within the industry is also likely to create growth challenges especially in the second half of the year. There are opportunities in improving customer experience, churn reduction and operational efficiency for clients. In Energy, growth opportunities exist in Oilfield Service segment in helping our clients become more efficient. In Utilities, there is high focus on regulation and compliance. Clients are also looking to simplify their operations to remain competitive.

In Life Sciences, clients are going through challenges due to reduced product differentiation and pricing pressures in the payer segment. Clients are focused on cost take outs, compliance and digital transformation. There is significant reduction in overall discretionary spend. We expect our investments in domain solutions around clinical trial management systems, regulatory submissions and digital marketing to generate opportunities for us. Our SAP-led transformation offerings, strengthened by Lodestone acquisition are providing us good traction in the market.

In the Growth market unit, there are client initiatives to lower infrastructure cost to cloud adoption. We also see opportunities around consolidation of global operations.

Coming to BPO, clients are focused on transformation of their business processes. We have seen a reduction in large multi-tower BPO deals. Deal pipeline has improved year-on-year though decision cycles are long. Trends are mixed and vary by industry within BPO with Banking seeing some improvement while Manufacturing and Telecom seeing a dip.

Finacle’s exposure to discretionary budgets in the banking industry has led to another tough quarter with the discretionary spending impacted by pressure on bank margins and reduced budgets. We see steady investments being made in channel modernization, compliance, payments and mobility. Client demand is focused on step change rather than large scale transformation.

I will now hand over to Rajiv to talk about the Financial Highlights.

Rajiv Bansal

Thank you, Pravin. Good Morning, everyone. I will take you through the financial highlights.

Our first quarter revenues were at $2.133 bn as against $2.092 bn last quarter which is a sequential growth of 2%. Important to note here is that IT Services revenue grew by 2.5%. We had a decline in revenues in our product business which is why the reported growth is about 2%. In constant currency, the growth was at 1.5%. We have seen our volumes increase sequentially by 2.9% which is significantly higher as compared to the last two quarters and gives us the confidence for the subsequent quarters. Onsite volumes increased by 2.2% and offshore volumes increased by 3.2%. Again, important to note that onsite volumes have gone up after a couple of quarters which is a good sign since it means that a lot of projects are starting onsite and typically the ramp up happens offshore in the subsequent quarters. Our onsite mix declined by 0.2% during the quarter.

Our gross margins for the quarter were flat at 37%.

As you may be aware, under the new Companies Act, the company is required to provide justification if the useful life of its fixed assets is different from what is described in the Companies Act. Historically, we had different useful life for our assets compared to what is prescribed under the Act. During the quarter, in compliance with the Act, we carried out external assessment of the useful life of our assets. I have mentioned this in our recent AGM speech where we mentioned that we are revaluating the useful life of assets. The external assessment covered buildings, computer equipment and furniture and fixtures, since these assets accounted for 83% of our asset base as at March 31, 2014. The external valuer determine the useful life of furniture and fixture at five years, the useful life of computer equipment at three to five years and useful life of buildings at 22 to 25 years. Had the company continued with the previously assessed useful life, the charge for depreciation would have been higher by $23 mn for the assets held at April 1, 2014 and hence the change in useful life had a positive impact of 110 basis points on our operating margins.

You may recall that at the beginning of the quarter, we had stated that our operating margin for the quarter would drop by 200 to 250 basis points due to impact of salary increase, visa and rupee appreciation. During the quarter, the impact of salary increase and visa and rupee appreciation was offset by 3.4% improvement in utilization and the change in estimated useful life of the assets, limiting the operating margin decline to 40 basis points.

Rupee appreciated by 2.9% during the quarter. However some of the impact was offset across currency movements which were in our favor. We have also contributed to $8 mn during the quarter to Infosys Foundation towards Corporate Social Responsibility as mandated by the Companies Act.

Other income for the quarter was at $139 mn, which included forex gain of $22 mn. Yield on other income was 9.42% during the quarter. We have outstanding hedges of $1.034 bn as of June 30, 2014. Our effective tax rate for the quarter is at 28.6%. The net margins for the quarter were at 22.6% as compared to 23.2% in the previous quarter. EPS for the quarter is at $0.84 as compared to $0.85 last quarter.

Our cash and cash equivalents including available-for-sale assets and certificates of deposits were at $4.943 bn as of June 30th. This is after payment of annual dividend including dividend tax of $479 mn during the quarter. The DSO has marginally increased to 66 days on a consolidated basis as compared to 62 days last quarter.

We have retained our guidance at 79% in dollar terms for FY15. This is based on what we have achieved in Q1 and what we expect for the next three quarters.

With this, I open the floor for questions.

Moderator

Thank you very much sir. We have the first question from the line of Moshe Katri from Cowen. Please go ahead.

Moshe Katri

Gentlemen, you mentioned that realization was impacted by pricing pressure in the commoditized areas and large deals. Can you quantify how did it impact overall blended pricing levels for the quarter? And then in your guidance, you reiterated the top line growth numbers, but can you make any comments on margins for the rest of the year?

S.D. Shibulal

On pricing, my commentary was that the pricing is stable. We have some part of our business and IT operations service which is under pricing pressure but we have to look at the pricing as a portfolio. We have three different distinct service lines. We have number of clients, number of geographies and a number of industry verticals. So when we look at it as a portfolio, my remark was that pricing is stable at this point. Now, this is irrespective of what we have seen this quarter; we have seen a marginal decline of revenue realization per employee, 0.4%, but I do not believe it is a secular trend. At this point our commentary is that the pricing is stable. Even when we are seeing some pricing pressure in certain service lines, our overall portfolio allows us to keep it stable. On the margin front, let me request Rajiv to give the answer.

Rajiv Bansal

Hi, Moshe. Our pricing is stable; if you look at the last couple of quarters, we have seen pricing moving up and down by less than 1% which I think is a good sign. Having said that, the large outsourcing deals are definitely more price-sensitive and we would see pricing challenges on them. Over the last four quarters, there has been lot of effort which has gone into correcting our cost structures and today we feel quite comfortable with the cost structure though there is still some work to be done. But our cost structure is definitely much better than what it was a couple of quarters back. This gives us the confidence to invest in the business. The first priority would be to accelerate the growth, because once the company starts growing at industry average or industry leading growth, then I think it will be easy to sustain the operating margins. The cost optimization measures can only help the margins up to a point and beyond that the growth would have to kick in. So I think the important part would be to invest for the future, invest for the growth, do not leave any business on table and plan ahead of time. That is the reason I think that in spite of having them better than what was expected in Q1, I would still believe that our annual margins would be what we were seeing in April, probably around the same number as last year or probably 100 bps higher because of the depreciation impact. But, I would not expect the margins to go up beyond that depending on the needs for investment.

Moshe Katri

Just a follow-up; Europe was slightly down sequentially. Can you break down the growth by the UK and then Continental Europe and then explain why the region did not grow?

S.D. Shibulal

I would not consider that as a secular trend. It is a quarter-to-quarter aberration. We do not see any reason at this point to think that trend will continue. So I will not consider that as a secular trend.

Moderator

Thank you. Our next question is from the line of Joseph Foresi from Janney Capital Markets. Please go ahead.

Joseph Foresi

On the pricing front, I wanted to know whether it was on new business or renewals or both and how much of that pricing is linked to demand versus just general maturity of the business?

S.D. Shibulal

I do not believe that is the right way to categorize it. What we are seeing is that some parts of BITS (Business and IT Operations business) is price-sensitive. For example, Application Maintenance is price-sensitive, some part of Infrastructure Management is price-sensitive, things like that. It is not new and old business issue, it is more about which service lines are price-sensitive. In a very broad sense, some parts of Business and IT Operations which for us include Application Development, Application Maintenance, Business Process Management, Infrastructure Management and Independent Validation. These are the areas which come under Business and IT Operations. Out of that, I should say Application Maintenance and some part of Infrastructure Maintenance would definitely be price-sensitive.

Joseph Foresi

On the demand front, are there pockets of weakness as you discussed or is demand a bit weaker than what you thought it was going to be going into this year?

S.D. Shibulal

Actually if I look at the pipeline, the pipeline has marginally improved from the beginning of the quarter till now. Remember, our guidance is a statement of fact as we see it for us. In many ways it reflects Infosys and its clients. So from the beginning of the year to now, I tend to believe that the pipeline has improved marginally. There are certain areas where we see weakness. For example our growth rate in Life Sciences or in Services business is slightly behind our average. There are certain pockets. I am going to ask Pravin to give you some color on the industry vertical-wise demand.

Pravin Rao

Across industries, two trends are common. There is tremendous focus on taking cost out of the system and that in some sense that is translating into opportunities around large application, outsourcing deal, infrastructure consolidation deals and so on. On the discretionary side, all the savings from cost takeout has been pumped into discretionary side and most of the investment is around customer-facing activities. We see lot of opportunities around digital transformation, around analytics, around business intelligence and cloud and so on. From a vertical perspective, we are seeing good pipeline in Financial Services, in Manufacturing, in Retail and CPG. Life Sciences and Telecom to some extent are challenged. Geography-wise, even through in Europe our growth was limited this quarter, but it is not a secular trend, the pipeline is healthy. By and large in most segments; we see good traction. From a services perspective, we are seeing a lot of traction in Infrastructure Management on Digital Transformation, Cloud Adoption and so on.

Joseph Foresi

Around discretionary spending. I know you mentioned it. What are your expectations for discretionary spending through the back half of the year? Has it been steady? Do you expect uptick or downtick? I am just trying to get a feel for what’s built into guidance for discretionary spending?

Pravin Rao

I think discretionary spending is steady but the nature of spending is different. We are not seeing large mega transformation programs. We are seeing small lucrative kind of programs and in many cases clients actually look at some of it on a quarterly basis based on their own individual performance. To that extent, the spending is back but clients continue to be cautious and the nature of spending is also varied.

Moderator

Thank you. Our next question is from the line of Ed Caso from Wells Fargo. Please go ahead.

Ed Caso

On the earlier call you talked about going to the schools to recruit about 300 sales people if I heard correctly. Are you also seeking people from the market? Of these graduates that you are targeting, how long do you think it would take them to sort of ramp up and begin to be productive on the sales front?

S.D. Shibulal

On the sales side, I think we have 172 people who have joined us. They are undergoing training at this point and will get deployed pretty soon into the market. The remaining people will join as the year goes by. We are also having open indents for about 144 people to be recruited abroad for our delivery site. So I believe that the 172 who have joined us already will be in the market in the next 4-5 weeks, and the remaining will come in during the year.

Ed Caso

And your guidance, are they expected to contribute this year?

Pravin Rao

Yes, this is Pravin here. We are conducting eight week induction program for them and post that, we expect them to be productive. So they will definitely contribute in the second half of the year. In addition to hiring from business schools, we have also recently deployed about 150 account managers. These are people with delivery background, strong technical background and good understanding of the client and business also in the sales role, with a view to help in mining the accounts better. So that is the additional bandwidth we have added this quarter.

Moderator

Thank you. Our next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I have two questions if I could; the first is on growth. I was hoping you could talk top line growth, I was hoping you could talk a little bit about the cost structure takeout activities that you are engaged with. Are those finished and what are those? Because I am trying to relate it to the quarterly growth at about 1.5% constant currency. My perspective is it is probably still going to be below what some of your leading competitors are. I am just trying to understand are the cost structure activities, since most of your costs are in fact in the people side, are they limiting your growth and what might be the activities that enable you to emulate some of your largest peers’ growth rates? How long will that take or what needs to happen in order to get there?

S.D. Shibulal

We are very much focused on growth. As I said, we have gotten out of many of the challenges which we had which were Infosys-specific internal challenges. Those are behind us and today we are very much focused on growth. Our growth is dependent on the deals which we closed. As you can see this quarter, we have closed approximately $700 mn TCV in large deals alone. The pipeline as I said is marginally stronger than what we entered the quarter with. At the same time if you look at the revenue growth required, we need 2.2% sequential for the next three quarters to reach the lower end and 3.5% sequential for the remaining three quarters to reach the upper end. Given all those factors, we have kept the guidance at 7% to 9%. But our aspiration is definitely to get to the industry average. It takes time because we have a lag effect because the wins of today will not yield results immediately, it will take time to build the stock of wins and eventually that will yield results. As far as the cost takeout is concerned, it was predominantly focused on things like onsite-offshore ratios, things like having a stricter performance management etc. They have not impacted our ability to grow in my mind.

Rajiv Bansal

The whole idea of cost optimization was primarily to become more competitive in the marketplace and one of the reasons was to fix our cost structures. It is not about cutting cost where it was needed for growth. A lot of the cost optimization benefits have been ploughed back into the business. Though you have seen uptick in margins primarily because of utilization and other operational parameters being better, but a lot of benefits which have come from cost optimization are being ploughed back to the business. It is giving us the confidence to invest back in the business, hire more people, train them better, invest in the market, hire more sales guys, invest in technology. I think both have to run in parallel. We have to keep again our costs carefully, we have to optimize our costs, we have to get our cost structures right. At the same time, plough the savings back on the business to accelerate our growth.

Keith Bachman

My next question is more tactical and scopist. I am just trying to understand how you are looking at the sequential growth rate over the next three quarters to reach that 7% to 9% range? And more specifically is the way the year unfolded last year in the September, December and March quarters, is that the way we should potentially think about it? In other words might September be a bigger impact than the next two quarters? Will December look more like September? Any kind of color you can give us based on the pipeline that you have in front of us, on how you see the sequential growth unfolding for the next three quarters?

Rajiv Bansal

Definitely the pipeline is much better and the pipeline is healthy. But we have stopped giving our quarterly guidance, so I would not be able to break up the numbers for you as to what we expect in the second quarter and the third and fourth quarters. But as Shibu said, for meeting our guidance at the lower end, we need 2.2% sequentially for the next three quarters and for upper end we need 3.5% sequentially over the next 3 quarters. Having said that, the second quarter has traditionally been our strongest quarter. So we hope to do better than that. But yes, a lot would depend into closing the deals pipeline and getting the pipeline larger with every single passing day, winning more, investing more into technology and people. So I think at this point of time, we have evaluated our pipeline, we have looked at the business in the pipeline and there are opportunities that we have in the marketplace and we feel that we would be in between that range that we have given of 7% to 9% but I would not be able to break up further for you.

Moderator

Thank you. Our next question is from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

My first question was basically addressed to Rajiv on the margin front. So your utilization is at about 80% right now. Do you have a medium-term target that you would be comfortable with?

Rajiv Bansal

As I have been saying in all our conversations, I would expect the utilizations to be 81%-82%. So 80.1% is definitely a good sign. If you look at our utilization over the last four quarters, it has gone up almost every quarter and this has actually given us a lot of confidence with respect to where we stand today with our cost structures. Our volumes have increased this quarter. We had 2.9% volume increase which is very good. A lot would depend on what are the kind of quarterly growth rates you are seeing for the next three, four quarters and investing in people ahead of time. You would see the utilization moving in a narrow band from here on quarter-on-quarter but in the medium to long-term, we would plan for 80%-81% utilization.

Anantha Narayan

My final question was on the attrition numbers. Do you have MIS that sort of captures attrition on a monthly basis, and if so, can you just talk us through the trends in the last three or four months?

S.D. Shibulal

We do not disclose those numbers. Our LTM attrition is what we usually disclose. Our attrition is above our comfort level and we are doing multiple interventions to bring it down. Many of them have been done and many more will be done. With that, we are hoping that the attrition will come down.

Anantha Narayan

Should we expect to see an improvement in the near future or this could take a bit of time?

S.D. Shibulal

Tan is here, let me request Tan.

Srikantan Moorthy

Good Evening. This is Tan. While interventions have started, we expect that it will take some time for those to yield results. For example, people who will leave us this quarter are people who would have made that decision sometime ago. So we expect that some of these results will begin to kick in over the next two or three quarters and not immediately.

Anantha Narayan

Thank you. Shibu, good luck for your future plans

S.D. Shibulal

Thank you

Moderator

Thank you. Our next question is from the line of Shivam Gupta from Equirus Securities, please go ahead.

Shivam Gupta

My question is related to the growth part. So if I can read this correctly, generally, the large deals that you win, they contribute only 15%-20% of their TCV value in the first year of operations, then they ramp up later part of the other years. So first is this understanding correct of the large deals that we have announced of $700 mn, and if that is so, then in order to meet our FY15 guidance, is it contingent on the fact that we need to win more than around $700 mn number each of the next three quarters?

S.D. Shibulal

It is true. When we win large deals, in fact we do not realize 15%, we usually realize about 10% in the first year of the total wins and we realize about 15%-20% over the next four to five years. That is the right way to look at it. Now to reach our guidance of 7%-9%, as I said upper end of the guidance will require 3.5% growth quarter-on-quarter for the remaining three quarters and lower end will require 2.2% of the growth for the remaining three quarters. When we enter a year, usually we have visibility for 65% of our business. That is what we have seen historically and that is one of the criterias we look at when we give our guidance. And when we enter a quarter, we have visibility for 95% of our business. During the quarter, we have about 5% of the business which we need to catch up on. During the year we have approximately 35% of the business which we need to catch up on. Now one quarter is over. We are in the second quarter. We still have some business to catch up with. It is not imperative that all of it is going to come from very large opportunities because part of our growth comes from CSI (Consulting and System Integration) space, part of it comes from Products and Platforms space. More importantly, part of it comes from expansion in existing programs and existing clients where these may not be large deals at all. So to complete our guidance, we will need to do all of the above – we need to win large deals, we need to expand in existing relationships, we need to ramp up the deals which we have already won, we need to win more deals in Consulting and System Integration and Products and Platform. So it is true, we need to win more of them but it is also true that we need to do many more things other than that.

Shivam Gupta

Just a follow up. Pravin, based on the answer that Shibu just gave, so what would be the areas which would be a low hanging fruit in catching up for the 35% of the business for the next three quarters, in terms of verticals or deals which you think would be more likely to come through?

S.D. Shibulal

This is Shibu. I will give it to Pravin. The 35% probably has now come down because we are one quarter into the year. Our revenue growth comes from new business as well as expanding our existing business as I said. The low hanging fruit is always to probably expand the existing business and to ramp up the deals which we have already won. The higher hanging fruit would be the new deals to be closed. We have won these deals - $700 mn of TCV we have won, out of that, part of it is rebid, but there is a big part of it which is not a rebid. If you look at this quarter, our Infrastructure Services grew by 13%. That happened not because we won the 13% this quarter, that happened because we ramped up the wins we had from the previous quarters. The low hanging fruit is always closing deals with existing clients. Then comes the new deals, then comes the new clients. I think I have answered it.

Shivam Gupta

Thanks a lot for answering the question and all the best for your future. It was pleasure listening to you over the years

S.D. Shibulal

Thank you

Moderator

Thank you. Our next question is from the line of James Friedman from SIG. Please go ahead.

James Friedman

Thank you and let me echo the same from Shibu. My first question is for Pravin. Pravin, I think you mentioned in your opening remarks that there may be some challenges in the discretionary part of Financial Services apropos of your comments about Finacle. I was wondering if you could elaborate on that further?

Pravin Rao

I will pass it on to Mohit who heads the Financial Services.

Mohit Joshi

Yes, so I think in Financial Services, we have seen a huge focus that our clients have on cost and complexity reduction. That has taken bulk of the initiatives within banks. There is a focus on Digital. Those are the only programs that are getting funded from a discretionary perspective other than regulatory programs.

James Friedman

I was wondering, is that consistent with the past patterns that you have seen?

Mohit Joshi

We are hopeful that as we get into the second half of the year and if the US and Europe continue to grow, then we will see a larger focus on Digital and maybe less of an emphasis on cost reduction.

James Friedman

And then my follow-up is for Rajiv. I know you articulated your short-to-mid-term goals with regard to utilization. I was wondering in a strategy of extreme off shoring would the company have enough opportunity to increase that utilization rate even further?

S. D. Shibulal

Our utilization currently is 80%. This is amongst the highest we have seen. Our aspiration is to keep the utilization between 80% to 82%. Remember of the remaining 18%, about 8% will go in different things, for example, the leave will take away about 1.5%, there is travel which will take away about 1%, about 1%-1.5% go because of training, we have people on the buffer getting ready for projects. All of those things will take away about 8% to 9%. So all you are left with finally is about 10%. It is important to leave the strategic bench because the clients today are impatient, they need us to respond to their requirements much quicker than in the past and we need strategic bench. So I would expect utilization to remain between 80% to 82%.

Moderator

Thank you. Our next question is from the line of Shashi Bhushan from Prabhudas Lilladher. Please go ahead.

Shashi Bhushan

Shibu-commendable leadership during one of the most challenging times for the company. It was pleasure interacting with you. My question relates to Consulting & PI. We have seen healthy growth in our Consulting and Package Implementation business in FY14 and in Q1 FY15 as well. What is the nature of growth we are seeing in the service line and can we expect some trickle down revenue due to the same in FY15?

S.D. Shibulal

I will give a brief answer and give it to Pravin. We do two kinds of things in Consulting and System Integration. One is large transformational programs which are mostly package-led transformation, SAP and Oracle. We start with consulting work in the beginning and end with implementations, multi-country rollouts. We truly transform our clients business. Some part of work in Consulting and System Integration is also the residual part of that work which will lead us to maintaining the systems over a long period of time. But eventually it all comes down to Consulting all the way to making sure that the systems are running. The average lifespan of the transformational programs is about nine months. So it is important for us to keep refilling the space on a continuous basis. Let me now hand over to Pravin who can give you more color on this.

Pravin Rao

From a Consulting perspective we see a lot of opportunity as Shibu said. One part of it is around SAP and Oracle-led transformation and this predominantly in the Manufacturing and in the CPG space. Then we are also seeing lot of opportunities across verticals on Digital Transformation where Consulting also plays a big role. Then our acquisition of Lodestone also has helped us. Lodestone has a lot of strength in the Life Sciences space and we have seen a lot of success in Life Sciences due to some of the capability coming from Lodestone. Net-net, as long as we are able to tap into discretionary spend, a big part of it starts with Consulting and then later on flows down to some of the other parts of the business. In the last year, we had a significant growth in the whole Consulting and System Integration practice, it grew by about 18%, this quarter also has been healthy. We continue to leverage and take advantage of opportunities there. Wherever there are discretionary spends, we have a lot of opportunities for our consulting play.

Shashi Bhushan

You highlighted about slow start in the Retail in April and then picked up in May and June. Did we see similar trends in other verticals as well?

Pravin Rao

No, I think Retail was more specific because what happened in the previous quarter was due to bad weather and other things, I think retail was impacted and we saw the overhang in April as well. I think it was one sector which was majorly affected by the bad weather, and that is why I think we had overhang from last quarter into early this quarter. But otherwise in most of the other sectors, the challenges are different. For instance, in Life Sciences, the challenges are more around lack of product differentiation, more around pricing pressure from the payers and so on. If you look at telecom sector, the challenges are on growth itself and there is tremendous pressure to cut cost. So the nature of challenges are different in different segments and within some segments, like for instance in Manufacturing, Auto is doing well but Aerospace is challenged and hi-tech to some extent on the discretionary side is challenged. We see varying trends across different verticals. But Retail was more specific to what happened in Q4.

Shashi Bhushan

Sorry to persist on this attrition stuff, but it is alarmingly high. Are we seeing challenges in project staffing due to high attrition?

Pravin Rao

I think to a large extent if you notice, last quarter our utilization was around 77% and utilization has improved. So 5% to 6% gap we have in the utilization, we are able to at least backfill attrition. Immediately we do not foresee problems but at some point in time, particularly, if we lose good skills or if we lose high performing people, even though you have people, you may not have people with right fit or right capability. So sometimes it does pose challenge. But by and large we always plan for around 78% to 80% utilization. So in the short-term we do not see any impact on attrition, but in the long-term obviously, we have to arrest attrition because I think we have to reduce our dependence on external hiring. It is important for us to retain some of the best people we have internally. From that perspective, it has but not from a short term perspective.

Moderator

Our next question is from the line of Trip Chowdhry from Global Equities Research. Please go ahead.

Trip Chowdhry

Thank you and Shibu, we all will be missing you. Two quick questions; first is regarding the Big Data. I was wondering if you could split or maybe give us some color about backend effort versus the frontend effort and any verticals that show more interest in Big Data implementations?

S.D. Shibulal

Let me request Sandeep to respond to this. Thank you very much for your compliment. I have always enjoyed my interactions.

Sandeep Dadlani

Yes, this is Sandeep. I think we are seeing a mix of two types of engagements. We are seeing clients who are just experimenting with specific use cases on Big Data, trying to figure out if they can make, for example, better insights in a consumer situation happen or better insights in a broad analytic situation or a credit analytic situation happen. Once they are able to drive some maturity in many use cases, then they feel comfortable setting up a backend infrastructure and drive Big Data factory kind of concept where the entire enterprise starts leveraging these use cases more systemically. We are seeing this across Retail, CPG, Financial Services etc. But the maturity of clients varies here. We are supporting them in their journey right from initial use case pilots, to larger use case factories and Big Data as in infrastructure. Hope that answers your question.

Trip Chowdhry

Yes. The second question I had was if we step back in history, year 2000 Y2K issues, Euro currency between 99 and 2001; they were very critical and one of the key catalysts for IT Services. I was wondering are you seeing anything similar to Y2K or anything, maybe some specific vertical that may be, if not at the same magnitude, but something similar?

S.D. Shibulal

I think there are transformations happening in various sectors. If you look at the acceptance of a different model of providing services where the client will ‘pay-per-use’, the emergence of Big Data and Analytics, the corporations moving from information to insights and I also believe it will move from insights into intelligence. These moves are enormously transformational because these moves unlock new value in business, they increase the return on investment, they make the clients much more relevant to their customers. All of this today can only happen through technology. The advances in mobile, social and cloud are drivers for new transformations in technology and I clearly believe that these are opportunities. When you look at different verticals, you would find that many different verticals are in different stages of adoption. For example, if you look at Retail, Digital is a huge phenomena in Retail whether it is omni-channel, commerce, unified consumer experience, integrated online and brick-and-mortar services for the consumers, that is transforming the business and that is where the investments are going. If you look at Financial Services, there is risk & compliance. There is a move towards consumer experience in Financial Services and figuring out how the experience from Retail can be leveraged in Financial Services. So different industry verticals are in different stages of evolution of using these disruptive phenomena and that is definitely an opportunity.

Moderator

Thank you. Participants that was the last question. I now hand the floor back to the management for closing comments. Thank you. And over to you.

S.D. Shibulal

Once again this is Shibu. As I said, this is the last time I will be using this platform. It has been a pleasure for me to be on this platform and interacting with all of you through the years. I have had the privilege of interacting with many of you in person for almost a decade and I have enjoyed every one of them. I really want to thank you for the trust, the affection and privilege which you have given me over the last, many-many years. I enjoyed each one of them and thank you very much.

Moderator

Thank you sir. Ladies and Gentlemen, on behalf of Infosys, that concludes this conference call. Thank you for joining us. You may now disconnect your lines.